AGCO 4205 River Green Parkway Duluth, GA 30096-2563 USA www.AGCOcorp.com

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief

Re:	AGCO Corporation Registration Statement on Form S-4 Filed on March 7, 2012 File No. 333-179952

Dear Mr. Mancuso:

This letter is being submitted by AGCO Corporation (the “Company”) in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated March 23, 2012, with respect to the above-referenced Registration Statement on Form S-4, filed by the Company. The Company has also filed today, Pre-effective Amendment No. 1 to the Form S-4 (the “Amended S-4”) that reflects the responses provided below.

To facilitate your review the Staff’s comments have been reproduced, with the Company’s responses following each comment.

Comment #1

Please file the information required by Part III of the Form 10-K that you included with your registration statement.

Response

In response to the Staff’s comment, the Company has filed the Company’s Proxy Statement for its 2012 Annual Meeting of Stockholders, which includes the information required by Part III of the Form 10-K, as Annex C to the prospectus included in the Amended S-4.

Comment #2

Please revise to include the interactive data file exhibit required by Regulation S-K Item 601.

CHALLENGER	—	FENDT	—	MASSEY FERGUSON	—	VALTRA

Response

In response to the Staff’s comment, the Company has included the interactive data file exhibit required by Regulation S-K Item 601 with the Amended S-4.

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In preparing this response to the Staff’s comments, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Please direct any further questions or comments you may have regarding the Amended S-4 to me at (770) 232-8276 or our counsel, W. Brinkley Dickerson, Jr. of Troutman Sanders LLP, at (404) 885-3822.

Sincerely,

AGCO Corporation

/s/ Debra E. Kuper
Debra E. Kuper Vice President, General Counsel and Corporate Secretary

cc:        W. Brinkley Dickerson, Jr., Troutman Sanders LLP